Exhibit 99.18

PACIFIC THERAPEUTICS LTD.

MANAGMENTS’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Nine-Months Ended September 30, 2016

Overview

This Management Discussion and Analysis (“MD&A”) has been prepared as of November 29, 2016 and the following information should be read in conjunction with the Pacific Therapeutics Ltd (the “Issuer”, the “Company”, “PT”) un-audited financial statements for the quarter ended September 30, 2016 and the audited financial statements dated December 31, 2015 together with the notes thereto. The Issuer’s financial statements for the period have been prepared in accordance with International Financial Reporting Standards (IFRS).

This discussion contains forward-looking statements that involve certain risks and uncertainties. Statements regarding future events, expectations and beliefs of management and other statements that do not express historical facts are forward-looking statements. In this discussion, the words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “potential” and similar expressions, as they relate to the Issuer, its business and management, are intended to identify forward looking statements. The Issuer has based these forward-looking statements largely on its current expectations and projections about future events and financial trends affecting the financial condition of the business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Except as may be required by applicable law or stock exchange regulation, the Issuer undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements. If the Issuer updates one or more forward-looking statements, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements. Additional information relating to the Issuer, is available by accessing the SEDAR website at www.sedar.com.

Business Overview and Strategy

The Issuer is a development stage specialty pharmaceutical company. The Issuer was focused on developing late stage clinical therapies and in-licensed novel compounds for Fibrosis, Erectile Dysfunction (ED) and other indications. The Issuer’s lead compound for Fibrosis, PTL-202 is a combination of already approved drugs which have well established safety profiles. PTL-202 has completed a phase 1 drug/ drug interaction clinical trial. The Issuer’s lead product for Erectile Dysfunction PTL-2015 is an oral dissolving version of a top selling therapy for ED. PTL-2015 has completed a pilot bioavailability study in humans.

With the sale of its technology assets (related to fibrosis and erectile dysfunction) to Forge Therapeutics Inc., the Company’s main asset will be the 15,000,000 common shares that Forge has committed to issue to the Company.

The Company will look at other opportunities for growth. In March 2016, the Company entered into a 50-50 joint-venture to develop an early stage immune boosting herbal supplement, BP120, with Truevita Supplements on March, 2016. This herbal supplement is aimed at the treatment of immune deficiency and hypertension.

The Issuer will continue to operate virtually, outsourcing all non-core activities such as pre-clinical research and clinical trials and manufacturing. The Issuer will continue to build core skills in managing clinical development of therapies, licensing and commercialization.

However, lack of interest in financing an early stage junior public company, the Company may be forced into partnering to help finance the development of BP120.

Overall Performance

The Issuer’s plan is to continue to operate virtually, outsourcing all non-core activities such as pre-clinical research and clinical trials and manufacturing. Also given the Company’s inability to secure significant financing to move forward with its product candidates the company is looking into alternative solutions to maintain shareholder value as well as move the product candidates forward.

Corporate Highlights

During the third quarter of 2016 the Issuer accomplished the following:

  The Issuer has entered into a binding arm’s length share exchange agreement (the “Definitive Agreement”) with Tower Three SAS (“Tower Three”), pursuant to which PT will acquire all of the is issued and outstanding securities (the “Tower Three Shares”) of Tower Three (the “Transaction”), as more particularly described below. The Transaction was initially announced in a PT news release dated August 2, 2016, indicating that PT and Tower Three had entered into a letter of intent in respect of the Transaction.

  The Issuer announced that the previously announced plan of arrangement (the “Arrangement”) with Cabbay Holdings Corp. has completed. The Company set the effective date for the Arrangement with Cabbay Holdings Corp. as October 3, 2016 and set the share distribution record date for the Arrangement as March 11, 2016, which is the record date for shareholders of the Company to receive shares pursuant to the Arrangement. In connection with the Arrangement, $435,360 of indebtedness was assigned to and assumed by Cabbay Holdings Corp, a wholly owned subsidiary of Pacific Therapeutics Ltd.

  The Issuer announced changes to the previously announced (August 2, 2016) private placement in connection with the Transaction with Tower Three. The minimum raise from the equity financing will increase from $750,000 to $1,500,000 and the maximum raise will increase from $1,500,000 to $2,250,000 at an intended price of $0.15 per Unit.

Selected Financial Information

The financial information reported here has been prepared in accordance with IFRS. The Issuer uses the Canadian dollar (CDN) as its reporting currency. Selected un-audited financial data for interim operations of the Issuer for the three and three months ended September 30, 2016 and September 30, 2015 is presented below:

Selected Statement of Operations Data

Period ended	Three	Three	Nine Months	Nine Months
	Months	Months	ended	ended
	ended	ended	September	September 30,
	September	September	30, 2016 (1)	2015 (1)
	30, 2016 (1)	30, 2015 (1)
Total revenues	$Nil	$Nil	$Nil	$Nil
Net and Comprehensive gain (loss)	$(195,248)	$427,540	$(396,880)	$213,329
Basic gain (loss) per share	$(0.03)	$0.31	$(0.06)	$0.16
Diluted gain (loss) per share	$(0.03)	$0.31	$(0.06)	$0.16
Weighted average shares	6,735,885	1,365,894	6,735,885	1,346,673
(1) Financial data for the quarter prepared using IFRS

The net loss from operations of $195,248 for the three months ended September 30, 2016 increased when compared to the earnings from operations of $427,540 for the three months ended September 30, 2015 due to debt forgiveness and loss on disposition of intellectual property.

Selected Balance Sheet Data

Period ended	September	December 31,
	30, 2016 (1)	2015(1)
Cash	$ 57,717	$ -
Current assets	190,084	14,695
Patents & Licenses (net of amortization)	Nil	Nil
Other receivable	1	1
Total Assets	190,085	14,696

Current liabilities	630,887	624,106
Non-Current liabilities	Nil	Nil
Total liabilities	630,887	624,106
Working Capital	$ (440,803)	$ (609,411)
(1) Financial data for the quarter prepared using IFRS

Cash increased in the first Nine months to $57,717 at September 30, 2016 from an overdraft of $141 at December 31, 2015.

Comparison of the Quarters ending September 30, 2016 and September 30, 2015

Revenues

The Issuer has no drug therapies approved or for sale and has not generated any revenue from the sale of drug therapies. The Issuer has not recognized any revenue since inception through September 30, 2016. The only revenue the Issuer expects to receive are maintenance fees from Forge Therapeutics Inc. as stated in the asset Purchase agreement with Forge.

Expenses

The net loss from operations for the three months ended September 30, 2016 was net loss $195,248 (September 30, 2015 – net income $427,540) due to debt forgiveness and loss on disposition of intellectual property.

Operating costs for the three months ended September 30, 2016 were $195,248 (September 30, 2015 -$46,463) unfavourable variance of $148,785. The increase in costs are primarily due to a general increase in activity as the Company focused on completing the transaction with Cabbay Holdings Corp as noted in overall performance above.

Research & Development Expense

Research and development expense consists primarily of salaries for management of research contracts and research contracts for pre-clinical studies, clinical studies and assay development as well as the development of clinical trial protocols and application to government agencies to conduct clinical trials, including consulting services fees related to regulatory issues and business development expenses related to the identification and evaluation of new drug candidates. Research and development costs are expensed as they are incurred.

General and Administrative Expenses

General and administrative costs consist primarily of personnel related costs, non-intellectual property related legal costs, accounting costs and other professional and administrative costs associated with general corporate activities.

During the three months ended September 30, 2016 total general and administrative costs were $195,248 (September 30, 2015 - $46,463) an increase of $148,785. The increased loss is primarily due to an increase in insurance of $6,021, office and miscellaneous of $317, transfer agent fees of $1,388, professional fees of $33,711 in the three month period ended September 30, 2016. These increases were offset by decreases in interest on convertible note of $33,476, bank charges of $620 and other expenses.

Now PTL-202 and PTL-2015 clinical and development costs will be managed by Forge Pharmaceuticals, general and administrative expenses will be expected to decrease.

Intellectual Property and Intangible Assets

All license and option fees paid to licensors for intellectual property licenses are capitalized to intangible assets on the Issuer’s financial statements. In addition, any expenses for intellectual property protection including patent lawyers services fees, and any filing fees with government agencies or the WIPO are capitalized to intangible assets. Now that its technology patents have been assigned to Forge Pharmaceuticals, patent costs are expected to decrease in the next twelve months.

Interest Expense/(Income)

The net interest expense in the three months ended September 30, 2016 was $1,830 (September 30, 2015 –($31,646). The interest expense decrease was due to the convertible loan.

Profits

At this time, the Issuer is not anticipating profit from operations. The Issuer will report an annual deficit and quarterly deficit and will rely on its ability to obtain equity/or debt financing and maintenance fees from the Asset Purchase Agreement to fund on-going operations. For information concerning the business of the Issuer, please see “Business Overview and Strategy”.

Stock Based Compensation

For the three months ended September 30, 2016 stock based compensation was $139,628 (September 30, 2015 – $nil).

Selected Quarterly Information

	September 30, 2016 $	June 30, 2016 $	March 31, 2016 $	December, 31, 2015 $	Sept 30, 2015 $	June 30, 2015 $	March 31, 2015 $	December 31, 2014 $
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Gain/(Loss)	(195,248)	(157,359)	(44,273)	(33,656)	427,540	(100,306)	(113,905)	(234,287)
Gain/(loss) Loss per Share basic and diluted	(0.03)	(0.03)	(0.01)	(0.00)	0.010	(0.00)	(0.00)	(0.01)
Cash	57,717	9,890	245,289	(141)	(120)	631	944	1,513
Total Assets	190,085	110,725	259,985	14,696	21,292	65,953	65,473	67,315
Non-Current Liabilities	Nil	Nil	Nil	Nil	Nil	Nil	973,141	Nil

Liquidity and Capital Resources

At September 30, 2016, the Issuer had cash of $57,717 (December 31, 2015 – ($141)) and a working capital deficit of $440,802 (December 31, 2015 – deficit $609,411). Working capital is defined as current assets less current liabilities. During the three months ended September 30, 2016, prepaid expenses and deposits increased by $60,382 due to a rental deposit of $8,000 and the Company signed a 12-month contract for advisory service.

Cash utilized in operating activities during the three months ended September 30, 2016 was $352,405 (September 30, 2015 – $278,825). This difference between September 30, 2016 and September 30, 2015 was an overall increase in expenses.

At September 30, 2016, share capital was $3,360,298 comprising 6,735,885 issued and outstanding Common Shares (December 31, 2015 – $2,800,010 comprising 1,365,887 issued and outstanding Common Shares).

Warrant and Option Reserves at September 30, 2016 is $118,132 (December 31, 2015 – $121,939) the increase is the result of the share based payments for the period.

As a result of the net loss for the period ending September 30, 2016 of $396,880 (September 30, 2015 -$(213,329) the deficit at September 30, 2016 increased to $3,930,312 (September 30, 2015- $3,537,239).

At present, the Issuer’s operations do not generate cash inflows and its financial success after September 30, 2016 is dependent on management’s ability to continue to obtain sufficient funding to sustain operations through the development stage and successfully bring the Issuer’s technologies to the point that they may be out licensed so that the Issuer achieves profitable operations. The research and development process can take many years and is subject to factors that are beyond the Issuer’s control.

In order to finance the Issuer’s future research and development and to cover administrative and overhead expenses in the coming years the Issuer may raise money through equity sales. Many factors influence the Issuer’s ability to raise funds, including the Issuer’s track record, and the experience and calibre of its management. Actual funding requirements may vary from those planned due to a number of factors, including the progress of research activities. Management believes it will be able to raise equity capital as required in the long term, but recognizes there will be risks involved that may be beyond their control. Should those risks fully materialize, it may not be able to raise adequate funds to continue its operations.

Off Balance Sheet Arrangements

There are currently no off balance sheet arrangements which could have an effect on current or future results or operations or the financial condition of the Company.

Transactions with Related Parties
	September	September 30,
	30, 2016	2015
	$	$
Salary paid or accrued for a former CEO	-	106,667
Consulting fees paid or accrued to the former CFO	-	24,000
Accounting fees paid or accrued to a company controlled by the former CFO and director	-	4,000
Legal fees for services provided by a director	-	1,334
Share-based payments for options issued to a director	-	4,500
Directors fees paid through the issuance of shares to directors	60,000	-
Consulting fees paid or accrued to a company controlled by directors	52,381	-
Accounting fees paid or accrued to the CFO	12,000	-
Total key management personnel compensation	$124,381	$140,501

Subsequent Events

On July 26, 2016, the Company entered into a letter of intent (the “LOI”) with Tower Three Wireless SAS (“Tower Three”) to acquire all of the issued and outstanding membership interests of Tower Three (the “Transaction”). The Company will have until October 30, 2016 to conduct due diligence on Tower Three, with a view to negotiating the terms of a definitive agreement in order to complete the Transaction. On October 20, 2016, the Company entered into a binding arm’s length share exchange agreement.

Pursuant to the terms of the LOI, in consideration of the Transaction, the Company will issue 30,000,000 common shares of the Company at a deemed price of $0.10 per common share to the existing members of Tower Three on a pro-rata basis in exchange for 100% ownership of all of the issued and outstanding membership interests of Tower Three.

The Transaction is subject to the Company completing an equity financing (the “Concurrent Financing”) by way of a private placement of units (the “Units”) to raise a minimum $1,500,000 and up to a maximum $2,250,000 at an intended price of $0.15 per Unit. Each Unit will consist of one common share and one common share purchase warrant. Each full warrant will entitle the holder to purchase an additional common share at the price of $0.40 per share for a period of twelve months from the closing of the Transaction. Should the Company’s share price trade at $0.60 per share for 10 consecutive trading days then the Company will have the option to give notice to the warrant holders to accelerate the exercise of the warrants within 10 days or the warrants will expire. The parties acknowledge that the funds from the Concurrent Financing will be held in escrow and not released until the Canadian Securities Exchange (“CSE”) approves the Transaction on such terms to be more particularly described in the definitive agreement. The Company may pay finder fees in connection with the Concurrent Financing which will not exceed: (i) a cash equivalent to 8% of the Concurrent Financing and (ii) such number of common shares purchase warrants equivalent to 8% of the number of Units issued pursuant to the Concurrent Financing.

The Transaction is subject to a number of conditions precedent. Unless all of such conditions are satisfied or waived by the party for whose benefit such conditions exist, to the extent they may be capable of waiver, the Transaction will not proceed. The conditions are:

  board of directors’ approval and shareholders’ approval of the Transaction and other matters contemplated in the LOI to be obtained by the Company;

  approval of the Transaction and other matters contemplated by the LOI by the manager of Tower Three and the investment committee of the majority member of Tower Three, the approval of Tower Three’s board of directors;

  completion of due diligence to the satisfaction of the parties, acting reasonably;

  all necessary regulatory approvals with respect to the Transaction and the Concurrent Financing having been obtained, including but not limited to the approval of the CSE and the other applicable securities regulatory authorities;

  the execution of the definitive agreement;

  completion of the Concurrent Financing; and

  cancellation of Tower Three’s then outstanding options, share purchase warrants and any other securities exercisable or convertible into membership interests of Tower Three and/or any other security of Tower Three, if any.

After signing the definitive agreement, if Tower Three provides the Company its year end audited financial statements audited in accordance with Intentional Financial Reporting Standards and the parties determine and mutually agree to a tax efficient transaction structure, Tower Three may request in writing that the Company loan up to $200,000 on a secured basis. The loan will bear interest at a rate of 10% per annum and the Company will be able to request repayment at any time after 180 days following the advance.

Proposed Transactions

As at the date of this Management Discussion and Analysis there are no transactions currently contemplated by the Issuer.

Financial Instruments and Other Instruments

The Issuer’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and amounts due to shareholders. Unless otherwise noted, it is management’s opinion that the Issuer is not exposed to significant interest, currency or credit risks arising from financial instruments. Amounts due to shareholders, irrevocable subscriptions and Class B Series I Preferred Shares are classified as financial liabilities and are carried at amortized cost. The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to their short-term maturity or capacity for prompt liquidation.

Disclosure of Outstanding Share Data

As at September 30, 2016, the Issuer had an unlimited number of authorized common shares with 6,735,885 common shares issued and outstanding.

As at September 30, 2016 the issuer had 13,333 (December 31, 2015 – 13,333) options outstanding. The 13,333 options entitles the holder to purchase corresponding common shares at a weighted average exercise price of $3 and expiry dates range from July 3, 2017 to March 7, 2019.

On September 14, 2016, the Company granted 500,000 stock options for consulting services provided. All stock options can be exercised at $0.24 per share for a period of five years and vested immediately. The fair value of the stock options was $139,628. On September 16, 2016, the agents exercised 500,000 options for proceed of $120,000.

The table below provides information concerning the designation and number of each class of equity securities for which there are securities outstanding as of the dates noted below:

Type of Security	Nine months ended	Year ended
	September 30, 2016	December 31,
		2015
Common Shares	6,735,885	1,365,887
Options	13,333	13,333
Outstanding Warrants	368,333	458,333
Total	7,117,551	1,837,553